September 14, 2020


Via E-Mail

Richard Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281

       Re:    Corelogic, Inc.
              PREC14A filed September 8, 2020
              Filed by Senator Investment Group, Inc., et al.
              File No. 1-13585

Dear Mr. Brand:

        The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has conducted a limited review of the filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by revising your proxy statement or beneficial ownership report, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your proxy statement.

Preliminary Proxy Statement filed September 8, 2020 - General

   1. Please update the proxy statement generally, including in the Background section, to reflect the increase in your proposal to acquire CoreLogic.

   2. To avoid shareholder confusion, consider reordering the proposals to mirror the way they
      are presented in the Company   s proxy statement. We note that the way
the Company
      presented them is the same way you presented the proposals in your definitive proxy statement to call the special meeting.
 Richard M. Brand, Esq.
Cadwalader, Wickersham & Taft LLP
September 14, 2020
Page 2


   3. Please provide support in the revised proxy statement for the factual and other assertions you make. Here are some examples of statements that should be adequately supported or deleted:

       -   Such Offer represents a 37% premium to the Company   s unaffected
price as of June 15,
       2020, and a 26% premium to the Company   s 52-week high, 1.7x and 2.0x
greater than
       average premiums in the industry respectively.    (in addition to
providing support for the
       stated metrics, identify the transactions to which you are comparing).

       - a long history of poor execution, inability to meet long term targets, failed capital allocation, and a history of obfuscating organic growth.

       - [T]he newly announced multi-year forecast implies wildly optimistic assumptions including mortgage orientations well above consensus industry projections, even after
       years of poor organic growth.    (in addition, identify the    consensus
industry projections
       to which you refer and their source).

Reasons for this Proxy Solicitation, page 3

   4. Clarify whether, if elected, your nominees intend to pursue the Offer, or whether they will also seek other possible acquirors for CoreLogic or conduct an auction process.

Background and Past Contacts, page 4

   5. In the first paragraph of this section, provide more details about the other ways of
         partnering    with respect to the Company (other than the acquisition
proposal to acquire
      CoreLogic) discussed between Senator and Cannae in October 2019 and thereafter.

   6. In several places in this section, you present opinions as statement of fact. Please revise
      to clarify that the references to the Company   s    unsupported
antitrust concerns and
      ability to finance the proposed acquisition transaction are your beliefs. Please revise any similar statements of belief presented as fact in the proxy statement and avoid such mischaracterization in any future soliciting materials.

Proposals for the Special Meeting     Proposal 1, page 9

   7. Expand to clarify the total number of existing CoreLogic directors in comparison to the number you are seeking to replace. Briefly explain why you are not seeking to remove certain directors, in light of your statements later in the proxy
statement that    the current
      Board is no longer capable of acting in the best interests of stockholders.
 Richard M. Brand, Esq.
Cadwalader, Wickersham & Taft LLP
September 14, 2020
Page 3


Annex B

      8. Item 4 of Schedule 14A defines    participant    to include    any
person who solicits
         proxies.    Please ensure you have included as participants (and
provided participant
         information for) all persons who will solicit proxies in this solicitation.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please direct any questions to me at (202) 551-3263.


                                                     Sincerely,

                                                     /s/ Christina Chalk

                                                     Christina Chalk
                                                     Senior Special Counsel
                                                     Office of Mergers and
Acquisitions



cc:      Joshua Apfelroth, Esq. (via email)